Pricing Term Sheet dated June 22, 2010	Registration Statement Nos. 333-158200 and 333-158200-03
Filed Pursuant to Rule 433
Supplementing the Preliminary
Prospectus Supplements
dated June 21, 2010
(To Prospectus dated March 25, 2009)
PPL Corporation
Concurrent Offerings of
90,000,000 Shares of Common Stock
(the “Common Stock Offering”)
and
20,000,000 Equity Units
(Initially Consisting of 20,000,000 Corporate Units)
(the “Equity Units Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Equity Units Offering and should be read together with (i) the preliminary prospectus supplement dated June 21, 2010 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated June 21, 2010 relating to the Equity Units Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated March 25, 2009, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement Nos. 333-158200 and 333-158200-03. Terms used but not defined herein have the meanings ascribed to them in the relevant preliminary prospectus supplement.

Company:	PPL Corporation

Company Stock Ticker:	New York Stock Exchange “PPL”

Trade Date:	June 22, 2010

Closing Price on June 22, 2010:	$24.24

Settlement Date:	June 28, 2010

Registration Format:	SEC Registered

Common Stock Offering

Title of Securities:	Common stock, $0.01 par value per share, of the Company

CUSIP Number:	69351T106

Shares Offered:	90,000,000 (or a total of 103,500,000 if the underwriters exercise their option to purchase up to 13,500,000 additional shares of the Company’s common stock in full, solely to cover over-allotments, at the Public Offering Price less the underwriting discounts and commissions)

Public Offering Price:	$24.00 per share / approximately $2,160,000,000 total (excluding the underwriters’ over-allotment option to purchase up to 13,500,000 additional shares of the Company’s common stock)

Underwriting Discounts and Commissions:	$0.72 per share / approximately $64,800,000 total (excluding the underwriters’ over-allotment option to purchase up to 13,500,000 additional shares of the Company’s common stock)

Estimated Net Proceeds to the Company from the Common Stock Offering:	The net proceeds from the sale of common stock in the Common Stock Offering will be approximately $2,095,200,000 (or approximately $2,409,480,000 if the underwriters exercise their option to purchase up to 13,500,000 additional shares of the Company’s common stock in full), after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the representatives that the underwriters propose to offer the shares of common stock at the Public Offering Price and to selling group members at that price less a selling concession of $0.432 per share. After the initial public offering, the underwriters may change the Public Offering Price and selling concession.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC

Senior Co-Managers:	Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC

Co-Managers:	BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., KeyBanc Capital Markets Inc., Lloyds TSB Bank Plc., Mitsubishi UFJ Securities (USA), Inc., Piper Jaffray & Co., RBS Securities Inc. and Scotia Capital (USA) Inc.

Equity Units Offering

Title of Securities:	Equity Units (initially consisting of Corporate Units) which consist of a purchase contract issued by the Company and, initially, a l/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of notes issued by PPL Capital Funding, Inc.

Notes Offered:	$1,000,000,000 (or a total of $1,150,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Equity Units in full, solely to cover over-allotments) aggregate principal amount of 4.625% Junior Subordinated Notes due 2018 issued by PPL Capital Funding, Inc. fully and unconditionally guaranteed by the Company, pursuant to the subordinated guarantee of the Company

Number of Equity Units Offered:	20,000,000 (or a total of 23,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Equity Units in full, solely to cover over-allotments)

Aggregate Offering Amount:	$1,000,000,000 (or a total of $1,150,000,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Equity Units in full, solely to cover over-allotments)

Stated Amount per Equity Unit:	$50.00

Public Offering Price:	$50.00 per Equity Unit / approximately $1,000,000,000 total (excluding the underwriters’ option to purchase up to 3,000,000 additional Equity Units)

Underwriting Discounts and Commissions:	$1.50 per Equity Unit / approximately $30,000,000 total (excluding the underwriters’ option to purchase up to 3,000,000 additional Equity Units)

Interest Rate on the Notes:	4.625% (or $46.25 per year per $1,000 principal amount of note), subject to PPL Capital Funding Inc.’s right to defer interest, payments as described in the preliminary prospectus supplement for the Equity Units Offering

Deferred Interest on the Notes:	Deferred interest on the notes will bear interest at the interest rate applicable to the notes, compounded on each interest payment date.

Contract Adjustment Payment Rate:	4.875% per year of the Stated Amount per Equity Unit ($2.4375 per year of the Stated Amount per Equity Unit), subject to the Company’s right to defer contract adjustment payments, as described in the preliminary prospectus supplement for the Equity Units Offering

Deferred Contract Adjustment Payments:	Deferred contract adjustment payments would accrue additional contract adjustment payments at the rate of 9.5% per year until paid, compounded quarterly, to, but excluding, the payment date.

Total Distribution Rate on the Corporate Units:	9.5%

Reference Price:	$24.00 (Public Offering Price in the Company’s concurrent Common Stock Offering)

Threshold Appreciation Price:	$28.80 (represents appreciation of approximately 20% over the Reference Price)

Minimum Settlement Rate:	1.7361 shares of the Company’s common stock (subject to adjustment), equal to the $50.00 Stated Amount per Equity Unit divided by the Threshold Appreciation Price

Maximum Settlement Rate:	2.0833 shares of the Company’s common stock (subject to adjustment), equal to the $50.00 Stated Amount per Equity Unit divided by the Reference Price

Purchase Contract Settlement Date:	July 1, 2013

Note Maturity Date:	July 1, 2018 (which may be modified in connection with a successful remarketing)

Estimated Net Proceeds to the Company from the Equity Units Offering:	The net proceeds from the sale of Equity Units in the Equity Units Offering will be approximately $970,000,000 (or approximately

$1,115,500,000 if the underwriters exercise their option to purchase up to 3,000,000 additional Equity Units in full), after deducting the underwriting discounts and commissions and before estimated offering expenses payable by the Company.

Concessions and Discounts:	The Company has been advised by the representatives that the underwriters propose to offer the Equity Units directly to the public at the Public Offering Price and to selling group members at that price less a selling concession of $0.90 per Equity Unit. After the initial public offering, the underwriters may change the Public Offering Price and selling concession.

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc., J.P. Morgan Securities Inc. and UBS Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp., Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., KeyBanc Capital Markets Inc., Mitsubishi UFJ Securities (USA), Inc., RBS Securities Inc., Scotia Capital (USA) Inc. and U.S. Bancorp Investments, Inc.

Note Interest Payment Dates and Contract Adjustment Payment Dates:	January 1, April 1, July 1 and October 1 of each year, beginning October 1, 2010 (subject to the Company’s right to defer the contract adjustment payments and PPL Capital Funding, Inc.’s right to defer the interest payments as described in the preliminary prospectus supplement for the Equity Units Offering)

Listing:	The Company will apply to list the Corporate Units on the New York Stock Exchange under the symbol “PPL PR U.” The Company expects trading of the Corporate Units on the New York Stock Exchange to begin within 30 days after the date of initial issuance of the Corporate Units.

CUSIP for the Corporate Units:	69351T 601

ISIN for the Corporate Units:	US69351T6010

CUSIP for the Treasury Units:	69351T 700

ISIN for the Treasury Units:	US69351T7000

CUSIP for the Subordinated Notes:	69351T AB2

ISIN for the Subordinated Notes:	US69351TAB26

Allocation of the Purchase Price:	At the time of issuance, the fair market value of the applicable ownership interest in the notes will be $50 (or 100% of the issue price of a Corporate Unit) and the fair market value of each purchase contract will be $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement:	A holder of Corporate Units or Treasury Units may settle the related purchase contracts at any time prior to 5:00 p.m., New York City time, on the second business day immediately preceding the

Purchase Contract Settlement Date, other than during a blackout period (as described in the preliminary prospectus supplement for the Equity Units Offering) in the case of Corporate Units. Such early settlement may only be made in integral multiples of 20 purchase contracts. If the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 64,000 Corporate Units prior to 5:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, subject to certain exceptions and conditions described under “Description of the Purchase Contracts—Early Settlement” in the preliminary prospectus supplement for the Equity Units Offering. If a purchase contract is settled early, the number of shares of common stock to be issued per purchase contract will be equal to the Minimum Settlement Rate (subject to adjustment as described in the preliminary prospectus supplement for the Equity Units Offering).

Early Settlement Upon a Fundamental Change:	Upon the occurrence of a “fundamental change,” as defined in the preliminary prospectus supplement for the Equity Units Offering, prior to the purchase contract settlement date, then, following the fundamental change, each holder of a purchase contract will have the right to accelerate and settle such contract early at the settlement rate determined as if the applicable market value equaled the stock price, plus an additional make-whole amount of shares (such additional make-whole amount of shares being hereafter referred to as the “make-whole shares”). We refer to this right as the “fundamental change early settlement right.”

The number of make-whole shares per purchase contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “stock price” in the fundamental change:

	Stock Price on Effective Date
Effective Date	$8.00	$16.00	$20.00	$24.00	$26.00	$28.80	$32.00	$36.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
June 28, 2010	0.5748	0.2380	0.1123	0.0000	0.1133	0.2462	0.1998	0.1601	0.1346	0.1014	0.0844	0.0723	0.0627	0.0548	0.0482
July 1, 2011	0.4027	0.1649	0.0598	0.0000	0.0669	0.1999	0.1548	0.1187	0.0975	0.0730	0.0607	0.0516	0.0444	0.0386	0.0340
July 1, 2012	0.2111	0.0900	0.0156	0.0000	0.0180	0.1444	0.0977	0.0667	0.0526	0.0396	0.0325	0.0273	0.0233	0.0203	0.0178
July 1, 2013	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective date applicable to a fundamental change may not be set forth on the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table above) then the make-whole share amount will be zero; and

•	if the stock price is less than $8.00 per share (subject to adjustment in the same manner as the stock prices set forth in the second row of the table above) (the “minimum stock price”), then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above in the first bullet, if the effective date is between two dates on the table.

Unless the Treasury portfolio has replaced the notes as a component of the Corporate Units, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 64,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

Irrevocable Election:	The subordination provisions of the notes and guarantees will not apply to the notes remarketed in a final remarketing, unless the Company makes an irrevocable election otherwise at any time on or prior to December 28, 2010 (six months from the date of initial issuance of the Corporate Units).

The issuers have filed a joint shelf-registration statement (including preliminary prospectus supplements each dated June 21, 2010 and an accompanying prospectus dated March 25, 2009) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the issuers have filed with the SEC for more complete information about the issuers and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Preliminary Prospectus Department, call toll-free (866) 500-5408 or email Prospectus.Requests@ml.com; or from Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 or call toll-free (800) 221-1037.
This communication should be read in conjunction with the preliminary prospectus supplements dated June 21, 2010 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.
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